Exhibit 10.14

Paul d’Eustachio President

EXECUTIVE OFFICES
July 28, 1997	1 Harry S. Truman Drive
Landover Maryland 20785
(301) 808-4300
Fax (301) 808-4325

Ned S. Goldstein

Senior Vice President
and General Counsel

Ticketmaster Corporation
8800 Sunset Blvd.
West Hollywood, CA 90069

Re:      License Agreement

Dear Mr. Goldstein:

Ticketmaster has raised a question of whether “Additional Payments” are due under the License Agreement in connection with certain tickets sold by the USAir Arena, Baltimore Arena and Patriot Center box offices. In response, we have carefully reviewed the issue of box office sales, sought to compile relevant information and reached the following conclusions.

First, while there is some ambiguity in the terms of the License Agreement, and in their application to this matter, TGLP will make an Additional Payment to Ticketmaster in connection with certain tickets sold by the USAir Arena box office. Second, TGLP does not believe that Additional Payments are due in connection with sales by the Baltimore Arena and Patriot Center box offices. Both conclusions are discussed further below.

Turning first to the USAir Arena, it imposes a $1.00 service charge upon certain advance sale tickets sold through the box office. There is no service charge upon season tickets or date-of-event sales. Nor are service charges imposed on advance sales to certain events, such as Ringling Brothers and Disney on Ice.

The USAir Arena also sells a limited number of tickets on what it refers to as a consignment basis. This typically involves the advance sale to a third-party of a block of tickets for a particular event. Service charges for consignments generally range from $2 to $5 per ticket.

USAir Arena box office employees generate a daily spreadsheet which includes a line item showing service charges collected that day. Using these spread sheets, the USAir Arena Accounting Department then prepares monthly spreadsheets compiling total service charges collected. This line item includes both the $1.00 service charge applied to certain advance sales and the consignment charges.

Total service charge income for the USAir Arena box office during the previous three fiscal years (July 1, 1994 through June 30, 1997) was as follows:

1995	$69,079
1996	$77,240
1997	$87,945

CONCERTS  •  SPORTS  •  PERFORMING ARTS • CULTURAL ATTRACTIONS  •  FAMILY & SPECIAL EVENTS  •  CLUBS

To ensure that Ticketmaster receives all payments to which it may be entitled under the License Agreement, we have assumed that each dollar of revenue collected reflects one ticket sold. In fact, the number of tickets to which a service charge applied was substantially less, because the service charges applied to consignments exceeded $1.00 per ticket.

Using that assumption, we then made the following calculations:

		Per Ticket Amount
		Under License
Fiscal Year	Number of Tickets	Agreement	Total

1995	69,079.07		$4,836
1996	77,240.08		$6,179
1997	87,945.08		$7.036

		TOTAL	$18,051

The USAir Arena Accounting Department no longer has records which isolate service charge income from all other sources of revenue for fiscal years 1992, 1993 and 1994. We have, however, compiled information enabling us to make a relatively accurate computation of the number of tickets to which a service charge was applied, and made assumptions in Ticketmaster’s favor designed to ensure that it receives all Additional Payments to which it may be entitled.

Again assuming that every dollar of service charge revenue reflects one ticket sold, during each of fiscal years 1995, 1996 and 1997 approximately 8% of all tickets sold by the USAir Arena box office carried a service charge. (The total number of box office sales during fiscal years 1995, 1996 and 1997 were 920,229, 934,982 and 1,120,045, respectively.) Although, for the reasons set forth above, that assumption substantially overstates the actual number of tickets subject to a service charge, we have applied the same 8% figure to the total number of tickets sold by the USAir Arena box office for fiscal years 1992, 1993 and 1994. Total box office ticket sales those years were 833,925, 828,476 and 8X8,225, respectively. Applying the 8% figure, this translates to 66,714, 66,278 and 71,058 tickets bearing a service charge during those years.

We then made the following calculations:

		Per Ticket Amount
		Under License
Fiscal Year	Number of Tickets	Agreement	Total

1992	66,714.06		$4,003
1993	66,278.06		3,977
1994	71,058.07		4,974

		TOTAL	$12,954

Enclosed is a check for $ 31,005, reflecting Additional Payments for the period July 1, 1991 through June 30, 1997, for box office sales at the USAir Arena, 1 believe that this payment exceeds the maximum amount potentially due under the License Agreement. In addition, it is our intention to work with the USAir Arena to establish a system for reporting such sales, and remitting payments to Ticketmaster, each year going forward.

The USAir Arena also charges season ticket holders a handling fee in connection with certain transactions, such as the exchange of tickets to one game for those of another. It is a flat fee (generally $5.00) and does not vary according to the number of tickets involved. We do not believe that an Additional Payment is due under the License Agreement in connection with these handling fees, but provide this information to ensure that the factual record is complete.

Turning to the Baltimore Arena, I am informed that it imposes a $1.00 service charge on all tickets purchased at the box office with a credit card. The purpose of the charge is to offset the credit card commission the City of Baltimore must pay to the credit card company with respect to such sales. The box office also sells a small number of consignment tickets to various events, for which the service charge is $3.00. Both service charges are paid to the City.

It is my understanding that under the current Management Agreement between Baltimore and Centre Group, Centre Group’s compensation for managing the Baltimore Arena is based upon the degree of improvement in the net operating loss of the Arena below $650,000. Net operating loss is defined as gross revenue less operating expenses. The first $100,000 of improvement goes to the City; the next $100,000 goes to Centre Group; reductions of net operating loss of more than $200,000, but less than $800,000, are split 50%-50% between the City and Centre Group; and reductions of more than $800,000 are shared 65% by the City and 35% by Centre Group.

In our view, no Additional Payment is due in connection with tickets sold by the Baltimore Arena box office. The service charges are imposed by the City, are paid to the City, and principally offset associated credit card expenses. As an aside, it is my understanding that the total number of ticket sales by the Baltimore Arena box office to which a service charge is applied is quite small. Indeed, I am informed that the City’s total service charge income has been less than $20,000 per year, the bulk of which consists of credit Card charges. Accordingly, should Ticketmaster disagree with our position, the amount at issue is less than $2,000 per year, and less than $10,000 for the entire term of the License Agreement.

Next, I understand that George Mason University imposes a $1.00 service charge on certain advance ticket sales at the Patriot Center box office. Sales to University events (such as basketball games) and children’s events (such as Disney and the Barney Show) are excluded. The service charges are paid to the University, and are included in the gross revenue of the Patriot Center.

It is my understanding that pursuant to the Management Agreement for the Patriot Center between the University and Centre Group, Centre Group receives a fixed fee of $250,000 per year, and a variable fee based on building gross revenue. The variable fee is two percent of building revenue if building expenses are more than 70 percent of revenue; 2.5 percent of building revenue if building expenses are between 60 percent and 70 percent of revenue; and three percent of building revenue if building expenses are less than 60 percent of revenue. The total fee is capped by the requirement that the fixed fee must be at least 51 percent of the total fee paid to Centre Group.

In our view, no Additional Payment is due in connection with sales by the Patriot Center box office. The service charge is paid to the University, and there is no direct tie between that charge and Centre Group’s compensation. We do not believe that it was the intent of the License Agreement to require an Additional Payment in these circumstances. This is illustrated by the fact that if an Additional Payment was due upon the sale of such tickets, it would substantially exceed the highest potential increase in Centre Group’s variable fee by reason of the imposition of the service charge. Specifically, while the maximum amount of the variable fee can be 2 - 3% of additional revenue generated (i. e., two or three cents), the Additional Payment would be eight cents per ticket. Plainly, neither TGLP nor an affiliate would choose to implement a program under which, in the best case, it was net out-of-pocket five cents per ticket sold by reason of the imposition of a service charge.

I am informed by Centre Group that the Patriot Center box office applied the $1.00 service charge to less than 40,000 tickets annually from 1991 through today. Accordingly, should Ticketmaster disagree with our position, the amount at issue is less than $4,000 per year, and less than $20,000 for the entire term of the License Agreement.

This letter is written for the purpose of resolving disputes between TGLP and Ticketmaster with respect to the issue of box office sales. While we do not agree with all of the positions that Ticketmaster has taken with respect to the relevant terms of the License Agreement (such as the definition of an affiliate and other relevant terms), the sums involved with respect to the issue of box office sales are quite small, and in our view should not be a source of ongoing disagreements. TGLP’s goal is to fully satisfy any obligations owing to Ticketmaster, and to avoid the recurrence of these issues in the future. To that end, I am willing to provide Ticketmaster with additional information concerning these issues, independently of the outstanding litigation. We will also consider any countervailing points you wish to raise, or proposed solutions, and address them promptly.

In closing, I must emphasize that much of the information set forth above was compiled by me (or at my direction), and first came to my attention, as a result of the questions recently raised. To my knowledge, neither Ticketmaster nor TGLP previously focused upon these questions. There has never been any intention to withhold funds owing to Ticketmaster.

Sincerely,

/s/ Paul d’Eustachio
Paul d’Eustachio

Enclosure

cc:	Abe Pollin
David Osnos